Exhibit 99.1

Dragon Victory International Limited and Shenzhen Jintai Tourism Development Co., Ltd. Announce Innovative Joint Venture to Enhance Travel Experience

HANGZHOU, China, October 10, 2018 /PRNewswire/ -- Dragon Victory International Limited (Nasdaq: LYL) ("LYL" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today the establishment of a joint venture, Shenzhen Guanpeng Information Technology Co., Ltd. (“Guanpeng”) by and between Hangzhou Dacheng Investment Management Co. Ltd., the Company’s wholly owned foreign subsidiary, and Shenzhen Jintai Tourism Development Co., Ltd. (“Jintai”), a company contracted to the Shenzhen airport terminal project in Dacheng. Guangpeng aims to enhance tourism experiences for travelers.

Pursuant to the joint venture agreement (the “Agreement”), the Company and Jintai agreed to co-invest to incorporate and establish Guanpeng, where the Company and Jintai would own 51% and 49% of the equity interest in Guanpeng, respectively. Guanpeng is expected to provide a series of services and operate a number of service programs to explore the smart tourism market, primarily including flight terminal cloud services, tourism operations data solutions as well as industry data research and analysis. As part of the Agreement, drawing on resources from both the Company and Jintai, Guangpeng is expected to be authorized by the operating body of Shenzhen Bao'an International Airport, the only airport in Shenzhen, as the exclusive service provider for certain services in the connecting travel terminal located in Dapeng District.

The joint venture Guanpeng expects to operate three service programs as follows:

•	Flight Terminal Cloud Services: Online ticket booking, online check-in, dynamic flight inquiry, baggage check-in, airport VIP service, airport bus online booking, airport bus timetable inquiry, online chartered car booking, travel insurance purchase support, etc.

•	Tourism Operations Data Solutions: Online attraction ticket reservations, tourism online reservations, online hotel booking, online payment, online catering booking, group purchase ordering, specialty shopping malls, online purchase, transportation service, consumer financial service, insurance matching service, travel based Internet of Things technology, etc.

•	Industry Data Research and Analysis: Data collection and analysis, digital marketing, industry data research, basic research, etc.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “We are excited to announce this joint venture with Jintai. As incomes have risen, the tourism market in China has expanded, and we are proud to work with Jintai to provide services in the Shenzen airport’s connecting travel terminal, located in Dapeng District, that draw on advances in information technology and smart technology. The joint venture is expected to leverage Dragon Victory’s expertise in early stage ventures and Jintai’s strong industry expertise to showcase the value of smart technology in the travel industry.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Bo Lyu, the Board Secretary

Dragon Victory International Limited
Email: lb@dvintinc.com
Phone: +86-15157527297

In the United States:

Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333